UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report June 18, 2020

Commission File No. 024-10865

CARDONE EQUITY FUND V, LLC
(the “Company”)

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Item 9. Other Events

Summary of Member Call

On Friday, June 12, 2020, Grant Cardone, Managing Member of the Manager, Cardone Capital, LLC, held a meeting of the members to provide updates on all funds managed by Cardone Capital, LLC, including the Company. The following is a summary of the information provided at the meeting:

•	All properties in all funds, including those properties that are held in part by the Company, averaged 93.2% occupancy.

•	All properties in all funds, including those properties that are held in part by the Company, averaged 93% in collection of rents for the month of June.

•	Effective as of June 15, 2020, our Manager has determined to resume the processing and payment of distributions for the last 90 days.

•	Total distributions to all funds is expected to equal approximately $6,300,000 and will commence on June 15, 2020.

•	The average return, including the distributions intended for June 15, 2020, averages 6.57% across all funds and all investors. Some investors should be aware their individual returns will exceed the average while others will be less than average depending on which fund(s) the individual is invested.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

/s/ Grant Cardone

Grant Cardone, Manager of Cardone Capital, LLC

Manager

June 18, 2020

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